Kirkpatrick & Lockhart Preston Gates Ellis LLP
One Lincoln Street
Boston, MA 02111



July 16, 2007

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Attn: Christian Sandoe, Esq.

Re:  Credit Suisse Alternative Capital Long/Short Equity Fund, LLC
         Registration Statement on Form N-2 (333-144301; 811-21658)
     Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
         Registration Statement on Form N-2 (333-144302; 811-21641)
     Credit Suisse Alternative Capital Multi-Strategy Fund, LLC
         Registration Statement on Form N-2 (333-144304; 811-21657)
     Credit Suisse Alternative Capital Multi-Strategy Institutional Fund, LLC
         Registration Statement on Form N-2 (333-144300; 811-21644)

Dear Mr. Sandoe:

     As we discussed, on July 2, 2007, each of the above captioned funds (the "Registrants" and each a "Registrant") filed a Registration Statement on Form N-2 (the "Registration Statement") via EDGAR. Pursuant to our discussion of July 12, 2007, please accept this letter as a request under the "selective review" procedures discussed below regarding review of each Registrant's filing.

     In this regard, the staff of the Securities and Exchange Commission ("SEC") follows certain selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements. The staff may determine not to review a registration statement (or portions of a registration statement) based on similarity to prior filings that have been reviewed by the staff. Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing.

     As we discussed, the Registrant's filings represent the annual update of each Registrant's Registration Statement and, as noted in our previous correspondence and in our teleconference, are substantially identical to filings previously reviewed by the SEC staff. The only differences relate to update of financial and similar information necessary on an annual basis, and the registration of additional units of each fund (which resulted in each filing

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receiving a new "333-" number under the Securities Act of 1933, as amended).
These filings would, if the Registrants were open-end investment companies, qualify for automatic effectiveness pursuant to Rule 485(b).

     As a result, we are requesting that the staff determine not to review the Registrant's filings based on the nature and limited extent of the changes. Please feel free to contact me at (617) 261-3231 with any questions.


Sincerely,

/s/ George J. Zornada

George J. Zornada